

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 20, 2010

<u>Via US Mail</u>

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

> **Re: Ace Consulting Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 11, 2010**
> **File No. 000-50413**

Dear Mr. Jen:

We have reviewed your amended filings and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarters Ended June 30, 2010

Results of Operations, page 1

1.   We refer to your response to comment three from our letter dated October 5, 2010. We note your disclosure that the stock compensation was provided to individuals who provided advisory services <u>since inception</u>. Since you expensed the entire amount during the six months ended June 30, 2010, please confirm if true that the stock compensation expense relates to services provided for the six months ended June 30, 2010 and not to prior periods.

2.   Please disclose the individuals who assisted you since inception and explain the services they performed in exchange for the $1,415,500 in stock compensation.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
        Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Via facsimile: (732) 577-1188